Exhibit 99.1

Nano Dimension Renews its Limited Duration Rights Plan

The Rights Plan, Which is Effectively a Continuation of the Rights Plan Adopted Last Year, is Intended to Protect ADS Holder Interests

Waltham, Mass., January 25, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension”, “Nano”, or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced that its Board of Directors (“Board”) has unanimously adopted a limited duration ADS holder rights plan (the “Rights Plan”).

The adoption of the Rights Plan is intended to protect the long-term interests of Nano Dimension and all Nano Dimension’s ADS holders and enable them to realize the full potential value of their investment in the Company. The Rights Plan is designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over Nano Dimension.

The Rights Plan is not intended to prevent or interfere with any action with respect to Nano Dimension that the Board determines to be in the best interests of the Company. Instead, it will position the Board to fulfill its fiduciary duties on behalf of the Company by ensuring that the Board has sufficient time to make informed judgments about any attempts to control or significantly influence Nano Dimension. The Rights Plan will encourage anyone seeking to gain a significant interest in Nano Dimension to negotiate directly with the Board prior to attempting to control or significantly influence the Company.

The Rights Plan is effectively a continuation of a similar rights plan that was entered on January 27th, 2023 and expires on January 29th, 2024 and is similar to those adopted by other publicly traded companies. Pursuant to the Rights Plan, Nano Dimension will issue one special purchase right for every one ADS outstanding at the close of business on February 5th, 2024. Each right will allow its holder to purchase from Nano Dimension one-half of one (0.5) ADS, at a purchase price of $0.01 per ADS, once the rights become exercisable. The rights would become exercisable only if an entity, person or group acquires beneficial ownership of 10% or more of Nano Dimension’s outstanding ordinary shares in a transaction not approved by the Company’s Board. The rights will expire on January 25th, 2025.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served and continues to serve over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses: the intention of the Rights Plan to protect the long-term interest of Nano Dimension and its ADS holders and enable them to realize the full potential value of their investment in the Company; the record date and expiration date of the Rights Plan; that the Rights Plan will encourage anyone seeking to gain a significant interest in Nano Dimension to negotiate directly with the Board prior to attempting to control or significantly influence the Company; and the exercisability of the rights under the Rights Plan. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com